Exhibit 1

Fourth Quarter 2008

Page 1 of 14

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel: 5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 17th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES FOURTH QUARTER 2008 RESULTS

Buenos Aires, Argentina, February 27, 2009 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the last quarter of 2008. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended December 31, 2008 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2008 of Ps. 3.453.

2008 Highlights

Net Sales increased 26.3% to Ps. 604.8 million in the fourth quarter of 2008 from Ps. 478.7 million in the fourth quarter of 2007. This increase is mainly due to the recording of the retroactive portion from November 07 to June 08 of the 7.56% CMM increase, which is being compensated with the PUREE funds; to the impact of the VAD increase granted in July 2008 and to an increase in the volume of energy sold of 6.2%.

Volume of Energy Sold increased by 6.2% to 4,580 GWh in the fourth quarter of 2008 from 4,312 GWh in the fourth quarter of 2007. The increase in volume is attributable to a 4.3% increase in the average GWh consumption per customer and to a 1.9% increase in the number of our customers.

Electric Power Purchases increased 24.3%, to Ps. 270.0 million for the fourth quarter of 2008 from Ps. 217.2 million in the fourth quarter of 2007, mainly due to the effect of a 4.7% increase in the volume of electricity purchased and to an increase in the energy purchase price for certain customers (T1R with bimonthly consumption levels over 1000KWh, T1G3 and T3 with power consumption levels over 300 KW).

Fourth Quarter 2008

Gross Margin increased 28.1% to Ps. 334.8 million in the fourth quarter of 2008 from Ps. 261.4 million in the fourth quarter of 2007. This increase is primarily due to an increase in the volume of energy sold, the increase in the distribution margin (VAD) described above and to a decrease in our energy losses from 11.6% in the fourth quarter of 2007 to 10.8% in the same period of 2008.

Net Operating Income increased 49.5% to Ps. 117.2 million in the fourth quarter of 2008 from Ps. 78.4 million in the fourth quarter of 2007 mainly due to the increase in the gross margin a Ps. 2.4 million decrease in selling expenses and a Ps. 1.7 million decrease in administrative expenses, which more than offset a Ps. 38.7 million increase in transmission and distribution expenses.

Net Income increased 46.7% to Ps. 77.0 million in the fourth quarter of 2008 from Ps. 52.5 million in the fourth quarter of 2007, primarily as a result of the increase in our net operating income.

Fourth Quarter 2008

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS

	4Q 2008 *	4Q 2007*	% Change vs.2007	Year ended December 31, 2008*	Year ended December 31, 2007* (excluding the retroactive VAD adjustment)	% Change vs. 2007 (excluding the retroactive VAD adjustment)	Year ended December 31, 2007*

Net Sales	604.8	478.7	26.3%	2,000.2	1,763.3	13.4%	1,981.9
Electric power purchases	(270.0)	(217.2)	24.3%	(934.7)	(889.9)	5.0%	(889.9)
Gross margin	334.8	261.4	28.1%	1,065.5	873.4	22.0%	1,092.0
Net Operating Income (loss)	117.2	78.4	49.5%	302.9	210.6	43.8%	429.2

*	In millions of Argentine Pesos

Net sales for the year ended December 31, 2007, include the retroactive portion of the February 2007 VAD increase, which amounts to Ps. 218.6 million. The retroactive tariff increase is being invoiced in 55 consecutive monthly installments, starting in February 2007, of which the Company had invoiced Ps.99.7 million as of December 31, 2008.

Net sales

Our net sales increased by 26.3 % to Ps. 604.8 million in the fourth quarter of 2008 from Ps. 478.7 million in the fourth quarter of 2007.

This increase was mainly due to:

•	The impact in sales due to the VAD increase granted on July 31, 2008.

•

An increase of 6.2% in the volume of energy sold, from 4,312 GWh sold in the fourth quarter of 2007 to 4,580 GWh sold in the fourth quarter of 2008. The increase in volume is attributable to a 4.3% increase in the average GWh consumption per customer (due mainly to higher temperatures recorded in Buenos Aires in the fourth quarter of 2008 compared to the same period of 2007) and a 1.9% increase in the number of customers.

•	The recognition of the retroactive portion of the 7.56% CMM adjustment for the period November 2007 – June 2008, which had not been passed into our tariff, which amounted to Ps.45.5 million, and

•	The increase in the energy purchase price for certain costumers.

Fourth Quarter 2008

On November 26, 2008, the ENRE authorized us to retain the funds deriving from the Rational Use of Electric Energy Plan (PUREE), to compensate the retroactive portion of the 7.56 % CMM adjustment for the period ending in November 2007, which had not been factored into our tariffs in previous periods.

Net energy sales represent approximately 98.3 % of our net sales in the fourth quarter of 2008; late payment charges, pole leases, connection and reconnection charges represent the remaining 1.7%.

Electric power purchases

The amount of electric power purchases increased 24.3%, to Ps. 270.0 million for the fourth quarter of 2008 from Ps. 217.2 million in the fourth quarter of 2007, mainly due to the effect of a 4.7 % increase in the volume of electricity purchased, from 3,994 GWh in the fourth quarter of 2007 to 4,181 GWh in the fourth quarter of 2008 (excluding wheeling system demand) and due to an increase in the energy purchase price for certain customers (T1R with bimonthly consumption levels over 1000KWh, T1G3 and T3 with power consumption levels over 300 KW).

Energy losses decreased to 10.8% in the fourth quarter of 2008 from 11.6% in the fourth quarter of 2007.

Gross margin

Our gross margin increased 28.1 % to Ps. 334.8 million in the fourth quarter of 2008 from Ps. 261.4 million in the fourth quarter of 2007. This positive variation is due mainly to an increase in the volume of energy sold and, the increase in the VAD effective July 2008 and to a decrease in the energy losses.

Transmission and distribution expenses

Transmission and distribution expenses increased 37.5 % to Ps. 141.8 million in the fourth quarter of 2008 from Ps. 103.1 million in the fourth quarter of 2007, mainly due to a Ps. 20.5 million increase in salaries and social security taxes (due to salaries increases granted in the second semester of 2008), a Ps. 8.1 million increase in outsourcing (attributable mainly to greater activity by our contractors) and a Ps. 7.8 million increase in supplies consumption associated with corrective and preventive maintenance, due to the strong increases in demand recorded in November 2008.

In terms of percentage of revenues, transmission and distribution expenses increased from 21.5% in the fourth quarter of 2007 to 23.4% in the fourth quarter of 2008.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

Fourth Quarter 2008

	Fourth Quarter ended December 31,				Year ended December 31,

	2008	% on 4Q 2008 revenues	2007	% on 4Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 55.1	9.1%	Ps. 34.6	7.2%	Ps. 175.7	Ps. 125.8
Supplies	10.3	1.7%	2.5	0.5%	31.9	22.9
Outsourcing	25.6	4.2%	17.5	3.6%	94.1	74.2
Depreciation of property, plant & equipment	43.6	7.2%	40.3	8.4%	166.0	169.5
Others	7.2	1.2%	8.2	1.7%	30.2	25.2

Total	Ps. 141.8	23.4%	Ps. 103.1	21.5%	Ps. 497.9	Ps. 417.6

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased 5.9 % to Ps. 36.5 million in the fourth quarter of 2008 from Ps. 38.8 million in the fourth quarter of 2007, primarily as a result of a Ps. 11.0 million decrease in our allowance for doubtful accounts given that a new Framework Agreement (Acuerdo Marco) has been signed. On September 22, 2008 the Ministry of Planning, Public Investment and Services published Resolution 900/2008, approving an addendum to the new Framework Agreement for EDENOR S.A., EDESUR S.A. and EDELAP S.A. This decrease was partially offset by a Ps. 4.4 million increase in salaries and social security taxes (due to salaries increases granted in the second semester of 2008), a Ps. 2.4 million increase in taxes and charges (provincial and municipal taxes) and a Ps. 1.5 million increase in outsourcing.

In terms of percentage of revenues, selling expenses decreased from 8.1% in the fourth quarter of 2007 to 6.0% in the same period of 2008.

The following are the principal components of our selling expenses for the periods indicated:

	Fourth Quarter ended December 31,				Year ended December 31,

	2008	% on 4Q 2008 revenues	2007	% on 4Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 11.3	1.9%	Ps.6.9	1.4%	Ps. 35.5	Ps. 25.4
Allowance for doubtful accounts	3.9	0.6%	14.9	3.1%	15.3	30.7
Outsourcing	9.9	1.6%	8.4	1.8%	34.7	29.4
Taxes and charges	5.1	0.8%	2.7	0.6%	14.7	11.1
Others	6.3	1.1%	5.9	1.2%	25.8	24.0

Total	Ps. 36.5	6.0%	Ps. 38.8	8.1%	Ps. 126.0	Ps. 120.6

Fourth Quarter 2008

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses decreased 4.1 % to Ps. 39.4 million in the fourth quarter of 2008 from Ps. 41.1 million in the fourth quarter of 2007, primarily as a result of a Ps. 5.9 million decrease in the tax on financial transactions (in the fourth quarter of 2007 we exchanged the 2014 Bond for the 2017 Bond generating an increase in the mentioned tax of approximately Ps. 8 million) and a Ps. 2.5 million decrease in advertising expenses. This decrease was partially offset by a Ps. 3.0 million increase in salaries and social security taxes (due to salaries increases granted in the second semester of 2008), and a Ps. 1.6 million increase in computer services (due to computer leasing and other expenses).

In terms of percentage of revenues, administrative expenses decrease from 8.6% in the fourth quarter of 2007 to 6.5% in the fourth quarter of 2008.

The following are the principal components of our administrative expenses for the periods indicated:

	Fourth Quarter ended December 31,				Year ended December 31,

	2008	% on 4Q 2008 revenues	2007	% on 4Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 13.2	2.2%	Ps 10.2	2.1%	Ps. 46.5	Ps. 36.5
Computer services	4.5	0.7%	2.9	0.6%	16.9	11.4
Outsourcing	7.4	1.2%	6.6	1.4%	11.4	10.9
Tax on financial transactions	7.6	1.3%	13.5	2.8%	27.0	31.5
Others	6.7	1.1%	7.9	1.7%	36.9	34.4

Total	Ps. 39.4	6.5%	Ps. 41.1	8.6%	Ps. 138.7	Ps. 124.7

Net operating income

Our net operating income increased Ps. 38.8 million, from Ps. 78.4 million in the fourth quarter of 2007 to Ps. 117.2 million in the fourth quarter of 2008, mainly due to the increase in the gross margin (Ps. 73.4 million), the decrease in selling expenses (Ps. 2.4 million) and the decrease in administrative expenses (Ps. 1.7 million), which more than offset the increase in transmission and distribution expenses (Ps. 38.7 million), described above.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets resulted in a gain of Ps. 3.8 million in the fourth quarter of 2008 compared to a gain of Ps. 3.6 million in the fourth quarter of 2007.

Fourth Quarter 2008

This increase of Ps. 0.2 million is primarily due to a rise in exchange gains resulting of an increase of the exchange rate peso / USD.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, resulted in a loss of Ps. 116.7 million in the fourth quarter of 2008 compared to a loss of Ps. 42.2 million in the fourth quarter of 2007. This Ps. 74.5 million negative impact is basically the result of a Ps. 92.5million increase in exchange losses (exchange losses of Ps. 90.3 million in the fourth quarter of 2008 compared to exchange gains of Ps. 2.2 million in the fourth quarter of 2007) due to an increase in the exchange rate Peso / USD. This increase in financial expenses was partially offset by:

•

A Ps. 13.1 million decrease in interest expenses (Ps. 23.3 million in the fourth quarter of 2008 compared to the Ps. 36.5 million in the fourth quarter of 2007) mainly resulting from a decrease in the outstanding principal amount of financial debt as a result of the market purchases and repayments done by the Company; and,

•	A Ps. 4.8 million decrease in net financial expenses, mainly due to the taxes on IPO fees and the 2017 Notes issuance expenses incurred in 2007.

Adjustment to present value of notes

We recorded a loss of Ps. 2.1 million in the fourth quarter of 2008 compared to a gain of Ps. 24.8 million in the fourth quarter of 2007 related to the non-cash adjustment to present value of our notes. This decrease is primarily due to the fact that, as of December 2007, we exchanged completely our 2014 Notes, which were discounted at a higher rate, representing a gain in the fourth quarter of 2007 due to the complete reversion of this adjustment.

Other income (expenses), net

Other income (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 7.1 million in the fourth quarter of 2008 mainly composed by accrued litigation (Ps. 7.5 million) and voluntary retirements (Ps. 3.5 million), both partially offset by non-operating income (Ps. 6.1 million), compared to a gain of Ps. 22.3 million in the fourth quarter of 2007 composed by the recovery of technical assistance services from EDF International (Ps. 14.5 million) and incomes from reimbursements of network replacement (Ps. 7.2 million), partially offset by an increase in accrued litigation (Ps. 3.0 million).

Income tax

We recorded a non cash tax charge of Ps. 14.6 million in the fourth quarter of 2008 compared to a non cash tax charge of Ps. 18.2 million in the fourth quarter of 2007.

This non cash tax charge of Ps. 14.6 million will be compensated with the credit of the minimum presumed income tax.

Fourth Quarter 2008

Net income

We recorded net income of Ps. 77.0 million in the fourth quarter of 2008 compared to net income of Ps. 52.5 million in the fourth quarter of 2007, primarily as a result of the increase in the net operating income.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

						YTD % Variation
	4Q 2008		4Q 2007		% Variation		December, 2008 Clients	December, 2007 Clients	Clients % Variation
	In Gwh	%	In Gwh	%
Residential	1.789	39,1%	1.528	35,4%	17,0%	5,6%	2.206.847	2.162.586	2,0%
Small Commercial	409	8,9%	371	8,6%	10,5%	3,0%	295.827	292.617	1,1%
Medium Commercial	410	8,9%	403	9,4%	1,6%	2,9%	28.397	28.676	-1,0%
Industrial	834	18,2%	941	21,8%	-11,4%	-9,7%	5.437	5.217	4,2%
Wheeling System	931	20,3%	864	20,0%	7,7%	18,9%	626	569	10,0%
Others
Public Lighting	140	3,1%	139	3,2%	0,6%	0,2%	21	21	0,0%
Shantytowns and Others	68	1,5%	66	1,5%	3,4%	1,0%	372	378	-1,6%

Total	4.580	100,0%	4.312	100,0%	6,2%	4,1%	2.537.527	2.490.064	1,9%

Capital Expenditures

During the fourth quarter of 2008, our capital expenditures amounted to Ps. 100.5 million. Our capital expenditures in the fourth quarter of 2008 consisted mainly of the following activities:

•	Ps. 68.7 million in new connections due to increases in our customer base and grid enhancements;
•	Ps. 17.3 million in network maintenance and improvements;
•	Ps. 4.3 million in legal requirements;
•	Ps. 4.4 million in communications and telecontrol; and,
•	Ps. 5.8 million of other investment projects, including systems (hardware and software).

For the year ended December 31, 2008, our total cumulative capital expenditures amounted to Ps. 335.7 million compared to Ps.342.7 million for the year ended December 31, 2007.

Recent Events

Debt Market Purchases – Financial position

Fourth Quarter 2008

During February 2009, through different market transactions, we repurchased and cancelled approximately US$ 28.9 million principal amount of Par Notes due 2016. We also repurchased and currently hold approximately US$ 7.2 million principal amount of Senior Notes due 2017.

Edenor Trust

As of December 31, 2008 the Macro Bank Limited informed, the holding of US$24.5 million principal amount of Senior Notes due 2017.

Share repurchases

During November and December 2008, the Company repurchased under the share buy-back program 9,412,500 Class B shares at an average purchase price of AR$ 0.65, representing approximately 1% of its Capital stock.

Integral tariff Revision (RTI)

According to Resolution No. 865/2008 published by the Argentine Secretary of Energy, the new tariff structure resulting from the RTI was supposed to be implemented in February 2009 in three installments: February 2009, August 2009 and February 2010. However, the RTI has not yet been implemented and although we are currently in discussions with the Argentine Government regarding the RTI, we cannot predict when the RTI will be implemented or whether it will be instrumented in the manner indicated in Resolution No. 865/2008.

Fourth Quarter 2008

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2008, Edenor sold 18,616 GWh of energy and purchased 20,863 GWh of energy, with net sales of approximately Ps. 2.0 billion and net income of Ps. 123.1 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Friday, February 27, 2009, at 12:00 a.m. Buenos Aires time / 09:00 a.m. New York time. For those interested in participating, please dial (888)233-8286 in the United States or, if outside the United States, +1(973) 935-8877. Participants should use conference ID Edenor, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call from 10:00am Eastern Time on February 27, 2009. To access the replay, please dial (706) 645-9291. The Code number is 8546609# (pound key) - enter “1” to start the playback. The Playback will be available until March 6, 2009.

For more information, please access www.edenor.com

Fourth Quarter 2008

Income Statement
(for the year ended December 31, 2008 and 2007)
in thousands of U.S. dollars and Argentine Pesos

	Fourth Quarter ended December 31,			Year ended December 31,

	2008		2007	2008	2007

Net sales	USD 175,166	Ps. 604,847	Ps. 478,684	Ps. 2,000,198	Ps. 1,981,928
Electric power purchases	(78,203)	(270,036)	(217,239)	(934,660)	(889,885)

Gross margin	96,962	334,811	261,445	1,065,538	1,092,043
Transmission and distribution expenses	(41,065)	(141,796)	(103,146)	(497,870)	(417,553)
Selling expenses	(10,557)	(36,453)	(38,818)	(126,016)	(120,633)
Administrative expenses	(11,407)	(39,388)	(41,124)	(138,737)	(124,656)

Net operating (loss) income	33,934	117,174	78,357	302,915	429,201

Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	2,373	8,195	(1,857)	8,139	(855)
Interest	814	2,812	5,325	9,772	13,426
Exposure to inflation and holding results	(2,083)	(7,194)	107	(7,300)	135
Generated by liabilities:
Financial expenses	(890)	(3,074)	(7,912)	(9,964)	(21,042)
Exchange difference	(26,154)	(90,309)	2,209	(92,707)	(29,938)
Interest expenses	(6,758)	(23,334)	(36,480)	(95,273)	(74,508)
Adjustment to present value of the new notes	(615)	(2.124)	24,766	(8,457)	(21,495)
Loss from the repurchased of notes	24,487	84,555	(9,420)	84,555	(10,228)
Adjustment to present value of repurchased of notes	2,601	8,980	(9,509)	8,980	(8,632)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	868	2,998	2,786	13,454	(29,618)
Other expenses, net	(2,052)	(7,084)	22,331	(29,825)	996

Income before taxes	26,526	91,595	70,703	184,289	247,442

Income tax	(4,224)	(14,586)	(18,168)	(61,174)	(124,984)

Net income	22,302	77,009	52,535	123,115	122,458

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.453 per dollar, the buying rate as of December 31, 2008, solely for the convenience of the reader.

Fourth Quarter 2008

Cash Flow Statement
(for the year ended December 31, 2008 and 2007)
in thousands of U.S. dollars and Argentine Pesos

	For the year ended December 31,

	2008				2007

Net income for the year	USD	35,655	Ps.	123,115	Ps.	122,458
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment		49,309		170,263		174,357
Retirement of property, plant and equipment		553		1,910		1,105
Gain from investments in affiliated parties		(2)		(7)		(12)
Gain from investments		(1,248)		(4,310)		0
Adjustment to present value of notes		2,449		8,457		21,495
Gain/Loss from the repurchase and redemption of notes		(24,487)		(84,555)		10,228
Adjustment to present value of purchased and redeemed notes		(2,601)		(8,980)		8,632
Exchange differences, interest and penalties on loans		67,403		232,743		69,541
Income tax		17,716		61,174		124,984
Recovering of the allowance for doubtful accounts		(6,955)		(24,016)		0
Increase of trade recilables due to the unbilled portion of the retroactive tariff increase		(34,419)		(118,849)		(171,281)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As		(3,896)		(13,454)		29,618
Changes in operating assets and liabilities:
Net increase in trade receivables		25,536		88,175		(36,853)
Net increase in other receivables		(9,658)		(33,350)		(8,385)
(Increase) decrease in supplies		2,138		7,385		(18,377)
Increase in trade accounts payable		8,050		27,797		52,728
Increase in salaries and social security taxes		14,561		50,279		12,865
Increase (decrease) in taxes		7,640		26,380		22,449

Fourth Quarter 2008

Increase in other liabilities	22,611	78,077	17,748
Net increase in accrued litigation	4,380	15,123	16,191
Financial interest paid (net of interest capitalized)	(18,154)	(62,685)	(25,484)
Financial interest collected	1,990	6,872	3,175

Net cash flow provided by operating activities	158,570	547,543	427,182
Cash Flow from investing activities:
Addition to property, plants and equipment	(94,231)	(325,380)	(336,851)

Net cash flow used in investing activities	(94,231)	(325,380)	(336,851)
Cash Flow from financing activities:
Increase in non-current investments	(19,662)	(67,893)	0
Increase in loans	(35,604)	(122,939)	(203,579)
Capital increase	0	0	181,773
Shares buy-back	(1,775)	(6,130)	0

Net cash flows provided by (used in) financing activities	(57,041)	(196,962)	(21,806)

Cash variations:
Cash at beginning of year	29,307	101,198	32,673
Cash at end of year	36,606	126,399	101,198

Net increase (decrease) in cash	7,298	25,201	68,525

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.453 per dollar, the buying rate as of December 31, 2008, solely for the convenience of the reader.

Fourth Quarter 2008

Balance Sheet

(for the year ended December 31, 2008 and the year ended December 31, 2007)
in thousands of U.S. dollars and Argentine Pesos

	For the year ended December 31, 2008				For the year ended December 31, 2007

	2008				2007

Current Assets:
Cash and banks	USD	1,755	Ps.	6,061	Ps.	3,459
Investments		35,047		121,019		97,739
Trade receivables		129,169		446,022		345,979
Other receivables		12,395		42,801		25,990
Supplies		4,838		16,705		23,174

Total current assets		183,205		632,608		496,341

Non-Current Assets:
Trade receivables		19,067		65,839		100,300
Other receivables		28,807		99,472		144,107
Investments		115		397		390
Other Investments		19,465		67,212		0
Supplies		3,720		12,844		13,759
Property, plant and equipment		943,023		3,256,258		3,092,709
Total non-current assets		1,014,197		3,502,022		3,351,265

Total assets		1,197,402		4,134,630		3,847,606

Current Liabilities:
Trade account payable		98,251		339,261		316,152
Loans		7,890		27,245		29,290
Salaries and social security taxes		27,451		94,787		59,904
Taxes		32,152		111,021		84,641
Other liabilities		12,745		44,008		9,710
Accrued Litigation		15,278		52,756		39,868

Total current liabilities		193,767		669,078		539,565

Non-Current Liabilities:
Trade account payable		11,629		40,154		35,466
Loans		264,451		913,148		949,062
Salaries and social security taxes		11,610		40,090		24,694
Other liabilities		97,167		335,516		281,395
Accrued Litigation		13,055		45,078		42,843

Total non-current liabilities		297,911		1,373,986		1,333,460

Total liabilities		591,678		2,043,064		1,873,025
Shareholders’ equity		605,724		2,091,566		1,974,581

Total liabilities and shareholders’ equity		1,197,402		4,134,630		3,847,606

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.453 per dollar, the buying rate as of December 31, 2008, solely for the convenience of the reader.